UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie K. Leigh Kenneth L. Guernsey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Daniel A. Neff Mark Gordon Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Medivation, Inc., a Delaware corporation (“Medivation”), with the Securities and Exchange Commission on August 30, 2016 (the “Schedule 14D-9”), relating to the offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the outstanding shares of Medivation’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(14)	Employee presentation titled “Equity Payout upon Change in Control” first presented to Medivation, Inc.’s employees on September 13, 2016 and posted to Medivation, Inc.’s internal website.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Andrew Powell
Name:	Andrew Powell
Title:	General Counsel and Corporate Secretary

Dated: September 13, 2016